UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

NorthStar Global Corporate Income Master Fund

(Exact Name of Registrant as Specified in the Charter)

399 Park Avenue, 18th Floor

New York, New York 10022
(Address of Principal Executive Offices)

(212) 547-2600
(Registrant’s Telephone Number, Including Area Code)

Ronald J. Lieberman

Executive Vice President, General Counsel and Secretary

399 Park Avenue, 18th Floor

New York, New York 10022
(Name and address of agent for service)

COPIES OF COMMUNICATIONS TO:

Steven B. Boehm, Esq.

Cynthia R. Beyea, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700,

Washington, District of Columbia 20001

Tel. No. (202) 383-0100

Fax No. (202) 637-3593

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on this 7th day of December 2015.

NorthStar Global Corporate Income Master Fund

	By:	/s/ Daniel R. Gilbert
Daniel R. Gilbert
Chief Executive Officer and President

Attest:	/s/ Ronald J. Lieberman
Ronald J. Lieberman Executive Vice President, General Counsel and Secretary